Press Release
[Ahold Logo] Ahold
                                                        Royal Ahold
                                                        Corporate Communications




                                                Date:   January 20, 2004
                                For more information:   +31 75 659 57 20



Ahold announces additional steps in corporate restructuring

Zaandam, The Netherlands, January 20, 2004 - Ahold today announced further steps in its strategic program to streamline the company and improve long-term efficiency. The Ahold U.S. Retail corporate headquarters, currently located in Chantilly, Virginia, will be closed. Ahold U.S. Retail and Corporate functions will be aligned with those of the new business arena being created, based in the Boston, Massachusetts area. This arena will integrate the back-office functions of Ahold operating companies, Stop & Shop and Giant Landover. The change is effective July 2004.

In addition, Ahold's regional support organization for European operations, the Zaandam-based European Competence Center (ECC), will also be closed. Services provided by the ECC will be aligned with the requirements of the Ahold corporate headquarters and the Netherlands arena. This change is effective March 2004.

Commenting on this announcement, Ahold President and CEO Anders Moberg said, "This is part of our stated commitment and strategy to integrate the many different parts of our operations into a single company with a single focus on generating value for customers. These actions are essential steps that will enable us to simplify and streamline our organization and ultimately improve our customer offering."


Ahold USA integration
Ahold USA oversees approximately 1,300 supermarkets operated through six retail companies in the United States. As part of Ahold's 'Road to Recovery' strategy announced on November 7, 2003, a new business arena is in the process of being created to combine the administrative and managerial functions of Stop & Shop in the Boston area and Giant Food LLC in Landover, Maryland. Ahold USA will now also be combined into this arena. In conjunction with this decision, the current Ahold U.S. headquarters' facility will close and selected U.S. administrative functions will relocate to Massachusetts by July 2004. Approximately 100 associates are currently employed at the Ahold USA corporate headquarters located in Virginia.



                                                 Albert Heijnweg 1, Zaandam
                                                 P.O. Box 3050, 1500 HB Zaandam
                                                 The Netherlands
                                                 Phone:  +31 (0)75 659 5720
                                                 Fax:    +31 (0)75 659 8302
http://www.ahold.com


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Ahold USA President and CEO Bill Grize commented, "We are confident that this integration will speed decision-making, better align support services with the needs of the businesses, and provide for more numerous career opportunities for our people."


Integration of European Competence Center
The ECC supports the retail and foodservice operations of the four European arenas: The Netherlands, Nordic countries, Central Europe and Iberia. The integration of the ECC functions into Ahold corporate headquarters and the Netherlands arena will lead to harmonization and effective business process management, and improved and more efficient infrastructure and control activities. Approximately 115 associates are currently employed at the European Competence Center.


Ahold Corporate Communications: +31.75.659.57.20



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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws and are intended to be covered by the safe harbors created thereby. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements. Many of these factors are beyond Ahold's ability to control or estimate precisely. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revision(s) to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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